EXCEED COMPANY LTD TO ATTEND THE J.P. MORGAN NEW CHINA
CONSUMER PLAYS CORPORATE ACCESS DAYS

Fujian, China — January 10, 2011 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS” or “the Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that Mr. Terence Wong, Chief Financial Officer, will attend the J.P. Morgan New China Consumer Plays Corporate Access Days in Hong Kong on January 26 and 27, 2011. Mr. Wong will be available for one-on-one meetings with institutional investors at the conference.

For further information, including presentations for download, please visit the Company’s website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information, please contact:

Investor Relations (Hong Kong)
Savoy Lee
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com